Exhibit 99

THE JEAN COUTU GROUP (PJC) INC.

MATERIAL CHANGE REPORT

Annex 51-102F3 to Regulation 51-102 respecting continuous disclosure obligations

1.	Name and Address of Company

The Jean Coutu Group (PJC) Inc.
530, rue Bériault
Longueuil, Qc J4G 1S8 (hereinafter the "Company")

2.	Date of Material Change

March 28, 2007

3.	Press Release

A press release was issued in Longueuil, Quebec on March 28, 2007 and disseminated the same day via CCN MATTHEWS. A copy of said press release is attached herewith and incorporated herein by reference.

4.	Summary of Material Change

The Jean Coutu Group (PJC), Inc. announced that it is offering to purchase for cash any and all of the outstanding $850,000,000 principal amount of 8.5% Senior Subordinated Notes due 2014 issued by it, on the terms and subject to the conditions set forth in Offer to Purchase and Consent Solicitation Statement dated March 28, 2007 and the accompanying Consent and Letter of Transmittal. The Jean Coutu Group is also soliciting consents to amend the indenture governing the Notes to eliminate most of the restrictive covenants contained therein.

Unless and until the Company receives the required consents to the proposed amendments, it intends to continue to pursue the litigation engaged in December 2006 (for more information regarding this matter, please refer to the Material Change Report filed December 12, 2006).

5.	Full Description of Material Change

For a full description of the material change, please refer to the attached press release.

6.	Confidentiality

This report is not confidential.

7.	Omitted Information

None.

8.	Executive Officer

For further information, please contact Mrs. Kim Lachapelle, Corporate Secretary of The Jean Coutu Group at 450-646-9760.

9.	Statement of the Executive Officer

The foregoing accurately discloses the material change referred to herein.

DATED in Longueuil, this 28th day of March 2007.

THE JEAN COUTU GROUP (PJC) INC.

/s/ Kim Lachapelle
Kim Lachapelle
Corporate Secretary

Trades under the symbol (TSX): PJC.A

Press release
For immediate release

THE JEAN COUTU GROUP ANNOUNCES TENDER OFFER AND CONSENT SOLICITATION
FOR ITS 8.5% UNSECURED SENIOR SUBORDINATED NOTES DUE 2014

Longueuil, Quebec, March 28, 2007 — The Jean Coutu Group (PJC), Inc. ("The Jean Coutu Group" or the "Company") announced today that it is offering to purchase for cash any and all of the outstanding $850,000,000 principal amount of 8.5% Senior Subordinated Notes due 2014 (the "Notes") issued by it, on the terms and subject to the conditions set forth in Offer to Purchase and Consent Solicitation Statement dated March 28, 2007 and the accompanying Consent and Letter of Transmittal (the "Offer Documents"). The Jean Coutu Group is also soliciting consents to amend the indenture governing the Notes (the "Indenture") to eliminate most of the restrictive covenants contained therein (the "Proposed Amendments).

The total consideration for each $1,000 principal amount of the Notes tendered and accepted for purchase pursuant to the Tender Offer will be calculated using a fixed spread pricing formula based upon a yield equal to the yield of 3.625% U.S. Treasury Notes due July 15, 2009 and an applicable spread of 200 basis points, as fully set out in the Offer Documents. The total consideration includes a $35 consent payment, payable to holders who validly tender their Notes and deliver consents by 5:00 p.m., New York City time, on April 3, 2007 (the "Consent Expiration Date"). Holders who tender after the Consent Expiration Date will receive the total consideration less the $35 consent payment. Holders who tender Notes are required to consent to the proposed amendments to the Indenture.

The Company is currently engaged in litigation with the trustee for the Notes (the "Trustee") and a group of holders of the Notes. In the litigation, the Company is seeking a declaratory judgement that, among other things, the sale of certain of the Company’s assets to Rite Aid Corporation constitutes the sale of substantially all of its properties and assets for the purposes of the Indenture, and that such sale does not constitute a change of control, as defined in the Indenture.

Unless and until the Company receives the required consents to the Proposed Amendments, it intends to continue to pursue the litigation actively. The treatment of the Notes in such circumstances is uncertain. Depending on the outcome of the litigation and the ability to satisfy certain conditions in the Indenture, the Notes may be assumed by Rite Aid or all or a portion of the Notes may remain outstanding as obligation of the Company.

In the event that the holders of a majority in principal amount of the outstanding Notes consent to the Proposed Amendments and the Company and the applicable guarantors and the Trustee enter into a supplemental indenture giving effect to the Proposed Amendments, the issues being litigated will become moot and the Company will seek to have the litigation dismissed. In these circumstances any Notes not tendered pursuant to the Offer would remain obligations of the Company and would not be assumed by Rite Aid Corporation.

The offer by The Jean Coutu Group will expire at 8:00 a.m., New York City time, on April 26, 2007, unless extended or earlier terminated (the "Offer Expiration Date").

Tenders of Notes prior to the Consent Date may be validly withdrawn and consents may be validly revoked at any time prior to the Consent Expiration Date, but not thereafter unless the tender offer and the consent solicitation is terminated without any Notes being purchased. The Jean Coutu Group reserves the right to amend, withdraw or terminate its offer at any time subject to applicable law.

The Jean Coutu Group may accept for payment, prior to the Offer Expiration Date, all Notes validly tendered prior to such date (and not withdrawn) (the date of such acceptance the "Early Acceptance Date"). The Jean Coutu Group expects to pay for any of its Notes purchased pursuant to its tender offer and consent solicitation on the second business day following the Early Acceptance Date. The Jean Coutu Group intends for the Early Acceptance Date to coincide with the closing of the Transaction (as defined below).

The Jean Coutu Group’s tender offer is conditioned on, among other things, the following:

  all conditions to the closing of the stock purchase agreement between the Company and Rite Aid Corporation dated August 23, 2006 (the "Transaction") having been satisfied or waived;

  the consents of holders of a majority of the outstanding principal amount of the Notes to the Proposed Amendments having been delivered and not validly revoked, prior to the Consent Expiration Date, and the Supplemental Indenture giving effect to the Proposed Amendments having been duly executed and delivered by each of the parties thereto;

  Notes representing not less than a majority of the outstanding principal amount of outstanding Notes having been validly tendered pursuant to the Offer and not withdrawn on or prior to the Early Acceptance Date.

Questions about the tender offers may be directed to Global Bondholder Services Corporation, the information agent for the tender offer and consent solicitation, at (866) 540-1500 (toll free). Copies of the Offer Documents and other related documents may be obtained from the information agent.

The tender offer and consent solicitation is being made solely on the terms and conditions set forth in the Offer Documents. Under no circumstances shall this press release constitute an offer to buy or the solicitation of an offer to sell the Notes or any other securities of The Jean Coutu Group. It also is not a solicitation of consents to the proposed amendments to the indenture. No recommendation is made as to whether holders of the Notes should tender their Notes or give their consent.

Forward Looking Statements

Certain statements in this press release are forward-looking statements within the meaning of the federal securities laws, which involve risks and uncertainties. Forward-looking statements include all statements that do not relate solely to historical or current facts, and you can identify forward-looking statements because they contain words such as "believes", "expects", "may", "will", "should", "seeks", "approximately", "intends", "plans", "estimates", "projects" or "anticipates" or similar expressions that concern our strategy, plans or intentions. These forward-looking statements are subject to risks and uncertainties that may change at any time, and, therefore, our actual results may differ materially from those expected. While the Company believes that its assumptions are reasonable, it is very difficult to predict the impact of known factors, and, of course, it is impossible to anticipate all factors that could affect the Company’s actual results.

Some of the important factors that could cause actual results to differ materially from the Company’s expectations include, but are not limited to, the following: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Stock Purchase Agreement; (2) the inability to complete the Transaction due to the failure to satisfy any conditions to consummation of the Transaction; (3) the failure of the Transaction to close for any other reason; (4) the outcome of any legal proceedings that have been or may be instituted against or by the Company and others relating to the Transaction; (5) risks that the proposed Transaction disrupts current plans and operations and the potential difficulties in employee retention as a result of the Transaction; (6) the effect of the announcement of the Transaction on our customer relationships, operating results and business generally; (7) the ability to recognize the intended benefits of the Transaction; and (8) the amount of the costs, fees, expenses and charges related to the Transaction.

The Company undertakes no obligation to update any forward looking statements contained in this press release.

About the Jean Coutu Group

The Jean Coutu Group (PJC) Inc. is the fourth largest drugstore chain in North America and the second largest in both the eastern United States and Canada. The company and its combined network of 2,185 corporate and franchised drugstores (under the banners of Brooks and Eckerd Pharmacy, PJC Jean Coutu, PJC Clinique and PJC Sante Beaute) employ more than 61,000 people.

The Jean Coutu Group’s United States operations employ 46,000 people and comprise 1,859 corporate owned stores located in 18 states of the North-eastern, mid-Atlantic and South-eastern United States. The Jean Coutu Group’s Canadian operations and franchised drugstores in its network employ over 15,000 people and comprise 326 PJC Jean Coutu franchised stores in Quebec, New Brunswick and Ontario.

Source:	The Jean Coutu Group (PJC) Inc.

Information:	Michael Murray	Hélène Bisson
	Director, Investor Relations	Director, Public Relations
	(450) 646-9611, Ext. 1068	(450) 646-9611, Ext. 1165
Toll free: 1-866-878-5206